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                              UNITED STATES PRIVATE
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                                -----------------

                         MENTOR CAPITAL CONSULTANTS, INC.
                                (Name of Issuer)

                      Common Stock, par value $0.0001 per share
                          (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                             W. Michael Bissonnette
                         Mentor Capital Consultants, Inc.
                         4940 Pearl East Circle, Suite 104
                             Boulder, Colorado 80301
                                (303) 444-7755
          (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  October 15, 2002
              (Date of Event which Requires Filing of this Statement)


                                -----------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of **240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See *240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: None                                                Page 2 of 4 Pages
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1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

                            W. Michael Bissonnette

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [_]
    (b) [_]

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3.  SEC Use Only

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4.  Source of Funds (See Instructions):     PF

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5.  Check if Disclosure of Legal Proceedings Required Pursuant to Items 2(d) or
    2(e) [_]

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6.  Citizenship or Place of Organization:           United States

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                     7.  Sole Voting Power:         6,562,250 Shares


Number of            -----------------------------------------------------------
Shares Bene-
ficially             8.  Shared Voting Power:       None
Owned by Each
Reporting            -----------------------------------------------------------
Person With

                     9.  Sole Dispositive Power:    6,562,250 Shares


                     -----------------------------------------------------------

                    10. Shared Dispositive Power:   None

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:


                                    6,562,250 Shares


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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) [_]

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13. Percent of Class Represented by Amount in Row (11):  38.7%

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14. Type of Reporting Person (See Instructions):  IN


CUSIP No.: None                                                Page 3 of 4 Pages
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Item 1. Security and Issuer.

    The title of the class of equity securities to which this statement relates is common stock, par value $0.0001 per share ("Shares"), and the name of the issuer of the Shares is Mentor Capital Consultants, Inc. ("Issuer"); the address of the principal executive offices of the Issuer is 4940 Pearl East Circle, Suite 104, Boulder, Colorado 80301.

Item 2. Identity and Background.

    (a) The person filing this statement is W. Michael Bissonnette.

    (b) Mr. Bissonnette's business address is 4940 Pearl East Circle, Suite 104, Boulder, Colorado 80301.

    (c) The present principal occupation of the reporting person:

    W. Michael Bissonnette is the President, Treasurer, a director and a principal shareholder of the Issuer. The issuer is a Delaware corporation which provides business consulting and related services, principally to companies wishing to raise capital.

    (d) Mr. Bissonnette has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

    (e) During the last five years, Mr. Bissonnette has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which proceeding he was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Mr. Bissonnette is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

    W. Michael Bissonnette acquired beneficial ownership of 10,202,750 Shares upon the inception of the Issuer on March 13, 2000 for cash in the amount of $850.00. Such assets constituted personal funds; no amounts were borrowed. Thereafter, Mr. Bissonnette gifted and otherwise disposed of 3,640,500 Shares and, as of the date of filing of this statement, beneficially and of record owns an aggregate of 6,562,250 Shares.


Item 4. Purpose of Transaction.

    Mr. Bissonnette has made the purchases described in Item 5 for purposes of investment; based upon his continuing assessment of the business results and prospects of the Issuer, market conditions, economic conditions and other relevant factors, Mr. Bissonnette may determine to dispose of all or a portion of the Shares held by him or to purchase additional Shares for investment.


CUSIP No.: None                                                Page 4 of 4 Pages
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Item 5. Interest in Securities of the Issuer.

    (a) As of October 30, 2002 (as reported on the Issuer's Form 10-QSB for three months ended September 30, 2002 (File No. 0-32931), 16,950,312 Shares were issued and outstanding; no unissued Shares were subject to options or other rights to acquire beneficially owned by Mr. Bissonnette. Accordingly, percentage calculations appearing in this statement are based upon 16,950,312 Shares. Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Bissonnette beneficially owns 6,562,250 or 38.7% of the Shares.

    (b) Mr. Bissonnette holds sole voting and dispositive power with respect to all of the 6,562,250 Shares beneficially owned by him.

    (c) Not Applicable.

    (d) Not Applicable.

    (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Not Applicable.

Item 7. Material to be Filed as Exhibits.

    Not Applicable.


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2003


                                             /S/ W. MICHAEL BISSONNETTE
                                            -----------------------------
                                                W. Michael Bissonnette